Of counsel PEARLMAN & PEARLMAN LLC ———————————— CHARLES B. PEARLMAN BRIAN A. PEARLMAN

March 23, 2012

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

RE:

As Seen On TV, Inc.
Amendment No. 5 to
Registration Statement on Form S-1
Filed March 1, 2012
File No. 333-170778

Ladies and Gentleman:

On behalf of As Seen On TV, Inc. (the “Company”), we hereby submit responses to the Comment Letter issued by the Staff of the Securities and Exchange Commission dated March 14, 2012. Each of our responses has been numbered to be consistent with Staff’s Comment Letter. In addition, where appropriate, the location of the revisions within Amendment No. 6 to the Registration Statement has been included.

Calculation of Registration Fee Table

COMMENT 1.

Please update the information in footnote 1 to the registration fee table.

RESPONSE:

As confirmed by telephonic discussions with the Staff, the footnote 1 to the registration fee is not required to be updated. As such, no revisions have been made to the footnote.

United States Securities and Exchange Commission

March 23, 2012

Organization, page 2

COMMENT 2.

We note your response to our prior comment 4 and revised disclosure on page 2. Please revise to include a risk factor to disclose the risks of using phrases on your products that closely resemble your competitors' marketing phrases and are not subject to trademark protection.

RESPONSE:

A risk factor has been inserted on the bottom of page 9 disclosing the risk associated with the Company’s inability to trademark “As Seen on TV” or “Seen on TV”.

Summary of the Offering, page 4

COMMENT 3.

We note your response to our prior comment 7. You state in your response that “Forge Financial Group, Inc., (the placement agent) was administratively dissolved,” and you have increased the amount of proceeds available to you upon the exercise of the warrants by $1,170,000, the amount previously identified as additional placement agent fees. With a view towards revised disclosure, please tell us whether there may be any successors in interest to this right previously held by Forge Financial Group, Inc., whereby you may still be obligated to pay up to $1,170,000 to another party or parties. If you believe this is not the case, please explain to us why you no longer have this obligation to anyone.

RESPONSE:

The text on page 5 has been revised to indicate that since Forge Financial Group, Inc. has been administratively dissolved and ceased operations and there is no known legal successor to Forge Financial Group, the Company believes it has no obligation to pay a warrant solicitation fee, if any, to Forge Financial Group.

Business, page 25

Revenue Generation, page 26

COMMENT 4.

Please reconcile your disclosure in the last paragraph of this subsection with the disclosure regarding your sales products on page 1. Please also clarify here that your offerings are seasonable and that you cannot guarantee similar results in the future.

RESPONSE:

The text on page 26 has been revised to remove the statement “None of these products have generated significant revenues for our Company”. Furthermore, the Company has further revised the text to disclose that certain products, including the Living Pure heater, are seasonal products and as such, the Company’s results of operations may fluctuate in the future.

United States Securities and Exchange Commission

March 23, 2012

Legal Proceedings, page 29

COMMENT 5.

Please revise to include an estimate of the monetary relief or a statement that such an estimate cannot be made at this time. If material, please update the risk factor entitled “Claims that TV Goods Infringes Upon Third Parties' Intellectual Property Rights Could Be Costly to Defend or Settle.”

RESPONSE:

The legal proceedings section has been revised to indicate that while an estimated potential financial exposure or range cannot be estimated at this time, the Company believes that any ultimate amount, if any, would not be material and the Company has not reserved any amount for potential loss.

Committees of the Board of Directors, page 31

COMMENT 6.

Please revise to describe the standard that you have considered to determine that two of your four directors are independent.

RESPONSE:

The disclosure under “Committees of the Board of Directors” has been revised to indicate that the Company has determined that one of its three current directors is independent as based on the definition under Section 10A-3 of the General Rules and Regulations of the Securities Exchange Act of 1934.

Interim Financial Statements

Condensed Consolidated Balance Sheets, page F-2

COMMENT 7.

We note your response to our prior comment 16 and the revised footnote disclosure on page F-9. Given the significant increase of your advances in inventory purchases during fiscal 2012, please explain to us the economic business reason for why you are required to make deposits to your product suppliers in advance of your deliveries, including the salient terms of the arrangement. Please revise your disclosure to discuss the basis for determining the amount(s) that is required to be in paid in advance and length of time such amounts are typically held as deposits.

RESPONSE:

The bulk of the Company’s products are manufactured outside of the United States. It is customary for foreign as well as many domestic manufacturers to request a substantial advance payment prior to commencing manufacturing, with additional payments becoming due at various agreed upon benchmarks.  Deposit requirements will vary by product and suppliers.

United States Securities and Exchange Commission

March 23, 2012

In the case of the Company’s largest single product line, the Living Pure heaters, the Company is required to pay a 25% advance deposit upon placing the order, an additional 25% 15 days after the items ordered are placed on a ship in China for shipment, and a final 50% before release from a third-part warehouse to our customers or additional storage location.  The Company does not take title to the heaters until the final 50% has been paid.  Accordingly, as of any balance sheet date, the Company may have made substantial payments towards certain products for which it does not yet have legal title and where recognition of these expenditures as inventory would be  inappropriate.

In response to Staff’s comment, Note 4. Summary of Significant Accounting Policies  – Inventories and Advances on Inventory Purchases has been expanded to further address this issue as follows:

At December 31, 2011, the Company had a balance of $2,134,298 in deposits on inventory purchases.  It is common industry practice to require a substantial deposit against products ordered before commencement of manufacturing, particularly with off-shore suppliers.  Additional advance payments may also be required upon achievement of certain agreed upon manufacturing or shipment benchmarks.  Upon delivery and receipt by the Company of products ordered, and the Company taking title to the goods, the balances are transferred to inventory.

Condensed Consolidated Statements of Operations, page F-3

COMMENT 8.

Reference is made to the line item “Warrant revaluation” for which you reported income of $5.977 million for the three months ended December 31, 2011. We note it appears from your disclosure on page F-18 that this was mainly due to the decrease in fair value of the warrant liability associated with your $12.5 million Unit offering which was completed in November 2011. In this regard, please explain to us why the remeasurement of such warrants at December 31, 2011 resulted in a significant decrease in fair value, as it is unclear from your current disclosures. As part of your response, please provide us with your detailed fair value calculation. We may have further comment upon receipt of your response.

RESPONSE

In a series of financing transactions, the Company issued a series of warrants which provided the investors (and placement agents) with protection from declines in the value of the Company’s common stock (a “down round” provision) which is inconsistent with equity classification under the provisions of ASC 815 Derivatives and Hedging (formerly EITF 07-5).

United States Securities and Exchange Commission

March 23, 2012

Under the relevant guidance, the Company recorded the initial fair value of the equity related warrants considering the fair value (market value) of the Company common stock on the initial measurement date.  The fair value of the warrant liability was again remeasured pursuant to the guidance of ASC 815-40-35-4 as of the report date using the then current trading value of our common stock which had declined since the initial valuation pursuant to the guidance of ASC 815-40-35-4:

ASC 815-40-35-4 provides:

All other contracts classified as assets or liabilities under Section 815-40-25  shall be remeasured subsequently at fair value, with changes in fair value  reported in earning and disclosed in the financial statements as long as the  contracts remain classified as assets or liabilities.

As requested by Staff, enclosed please find Exhibit 1 – containing our detailed fair value calculations for warrants issued in connection with our $12,500,000 Unit Offering, both investors and placement agent, which represents a majority of warrant revaluation income at December 31, 2011.

Further, the Company has modified the relevant paragraph on page F-17 to further clarify the calculation of the $5.977 million Warrant revaluation income recognized.  This paragraph has been replaced with the following:

The Company recognized an initial warrant liability for the warrants issued in connection with our $1,800,000 12% convertible debenture of $1,556,289 which was recorded as a debt discount.  The initial warrant liability recognized on the related placement agent warrants totaled $1,522,784 which was recorded as debt issuance costs.  Due to a decline in the market value of our common stock from September 30, 2011 through December 31, 2011, we recognized $208,796 in warrant revaluation income.

We recognized an initial warrant liability valuation on the series of warrants issued in connection with of $12,500,000 Unit Offering of $27,647,424.  On October 28, 2011, the initial closing ($12,155,000) of the Unit Offering, the closing price of our common stock as reported on OTC Markets was $1.25. On November 17, 2011, the final closing ($345,000) of the Unit Offering, the closing price of our common stock as reported on OTC Markets was $0.90. On December 31, 2011, the closing price of our common stock as reported on OTC Markets was $0.99. Due to the overall decline in the market value of our common stock from the initial valuations on October 28, 2011 and November 17, 2011, through December 31, 2011, we recognized $5,768,396 in warrant revaluation income.

United States Securities and Exchange Commission

March 23, 2012

Accordingly, Warrant revaluation income for the quarter ending December 31, 2011 related to both our $1,800,000 12% convertible debenture, and $12,500,000 Unit Offering totaled $5,977,192.

Notes to the Consolidated Financial Statements

Note 13. Subsequent Events, page F-25

COMMENT 9.

Please revise your disclosure regarding the SCI suit against TV Goods, Inc to include an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made in accordance with ASC 450-20-50-4(b).

RESPONSE:

In response to Staff’s comment, Note 13. Subsequent Events, has been expanded to indicate that a loss, if any, resulting from the SCI suit is not probable and cannot be estimated, and thus no provision for potential loss has been recorded.

Consolidated Financial Statements for the fiscal year ended March 31, 2011

Note 8.  Income Taxes, page F-40

COMMENT 10.

We note your response to prior comment 23. Please revise your income tax footnote to provide a reconciliation (preferably in tabular format) using percentages or dollar amounts of the reported amount to the income tax expense attributed to continuing operations for the year to the income tax expense that would result from applying domestic federal statutory rates to pretax income from continuing operations pursuant to the disclosure requirements of ASC 740-10-50-12. Your current footnote disclosure on page F-41 does not meet the requirement.

RESPONSE:

In response to Staff’s comment, Note 8. Income Taxes, has been revised to include the following tabular disclosure consistent with the requirements of ASC 740-10-50-12 on page F-41:

United States Securities and Exchange Commission

March 23, 2012

A reconciliation between the amount of income tax benefit determined by applying the applicable US statutory income tax rate to pre-tax loss is as follows:

	Year Ended March 31
	2011	2010

Federal Statutory Rate	$(2,440,000)	$(320,000)
State Tax, Net of Federal Impact	(250,000)	(30,000)
Change in Fair Value of Warrants	750,000	—
Stock Based Compensation	220,000	—
Meals and Entertainment and Other	290,000	10,000
Non Deductible Debt Discount	40,000	170,000
Reserves and Depreciation	20,000	—

Change in Tax Valuation Allowance on Deferred Tax Assets	1,370,000	170,000
	$—	$—

Exhibits, page II-7

COMMENT 11.

It appears that your agreement with Living Pure is material to your business operations. Please file the agreement as a material agreement with your next amendment or advise.

RESPONSE:

During all periods covered by the financial statements included in our registration statement, there was no overall material contractual agreement between the Company and our supplier covering the Living Pure heater line. Each order was covered by an individual order request, advance payment and order invoice.  Accordingly, no material contract was disclosed and filed on Form 8-K or otherwise.

On March 7, 2012, the Company did enter into a Purchasing and Marketing Agreement between Presser Direct, LLC and TV Goods, Inc., our wholly owned subsidiary addressing the supply of a line of heaters in the future.  Due to the seasonal nature of a line of heaters, this Agreement relates to “next season” and an improved line of portable heaters not yet fully developed.

United States Securities and Exchange Commission

March 23, 2012

As of the current date, no orders have yet been placed under the agreement, there are no minimum purchase requirements and the Company believes that until such time as the Company has incurred a material contracted obligation, if ever, it has not yet entered into a material agreement within the meaning of Form 8-K, Item 1.01 (Item 601 (b)(10) of Regulation S-K). However, the Company is aware that any material amendment to the agreement, including but not limited to material commitment obligations stemming from a material order, would require appropriate disclosure even if the Company was not required to disclose the original agreement.  During all periods covered by the financial statements included in our registration statement, there was no overall material contractual agreement between the Company and our supplier covering the Living Pure heater line. Each order was covered by an individual order request, advance payment and order invoice.  Accordingly, no material contract was disclosed and filed on Form 8-K or otherwise.

On March 7, 2012, the Company did enter into a Purchasing and Marketing Agreement between Presser Direct, LLC and TV Goods, Inc., our wholly owned subsidiary addressing the supply of a line of heaters in the future. Due to the seasonal nature of a line of heaters, this Agreement relates to “next season” and an improved line of portable heaters not yet fully developed.

As of the current date, no orders have yet been placed under the agreement, there are no minimum purchase requirements and the Company believes that until such time as the Company has incurred a material contracted obligation, if ever, it has not yet entered into a material agreement within the meaning of Form 8-K, Item 1.01 (Item 601 (b)(10) of Regulation S-K). However, the Company is aware that any material amendment to the agreement, including but not limited to material commitment obligations stemming from a material order, would require appropriate disclosure even if the Company was not required to disclose the original agreement.

On behalf of the Company, thank you for the courtesies extended by the Staff.

Sincerely,

Brian A. Pearlman

BAP/sm

Exhibit 1-A

As Seen On TV, Inc.
Summary of Fair Value Measurement on Warrants Outstanding
December 31, 2011
G/L Account No. 27500

		Outstanding 9/30/11			Outstanding 12/31/11			Change in
Description	Ref	Number	Fair Value		Number	Initial FV	FV 12/31/11	Fair value

Nat'l Securities Bridge Warrant	Tabs 2 & 3	8,789,064	8,095,858		8,789,064		7,910,295	(185,563)

Nat'l Bridge Placement Agent	Tabs 2 & 4	1,165,875	1,073,921		1,165,875		1,049,306	(24,615)
Adjustment in 3rd quarter		(1,504)	(1,382)					1,382
Octagon Capital (reinvestment)	Tab 5				1,171,875	1,422,057	1,118,086	(303,971)

Rogai Note (reinvestment)	Tab 6				133,750	162,304	127,611	(34,693)

Nat'l Securities Bridge (reinvest)	Tab 7				2,869,688	3,482,334	2,737,969	(744,365)

Nat'l Securities $12.5M Investors	Tab 8				15,625,000	18,812,123	14,907,810	(3,904,314)	*

Placement Agent Warrants @$1.00	Tab 9				1,562,500	1,881,212	1,490,781	(390,431)	*

Placement Agent Warrants @$0.80	Tab 10				1,562,500	1,887,394	1,496,772	(390,622)	*

		9,953,435	9,168,397		32,880,252	27,647,425	30,838,629	(5,977,193)
			(A)			(B)	(C)	(D)

Entry					Summary of Warrant Liability
Additional paid-in capital	(B)	27,647,425		(A)	Balance as of September 30, 2011			9,168,397
Change in FV of warrants	(D)		5,977,193	(B)	Initial measurement new warrants			27,647,425
Warrant liability	(B-D)		21,670,232	(D)	Decrease in FV of warrants included in earnings			(5,977,193)
		27,647,425	27,647,425	(C)	Balance as of December 31, 2011			30,838,629

Note: See Fair value Worksheets for detailed FV calculations

* Detail attached

Exhibit 1-B

As Seen On TV, Inc.
Warrant Fair Value Calculations
December 31, 2011
National Securities $12,500,000 Offering $1.00 Warrants

Description
	First Closing October 28, 2011
Nat'l Securities raised a total of $12,500,00 in
two closings; $12,155,000 on 10/28/11 and
$345,000 on 11/18/11 (see below). Each
"Unit" was $0.80 for one common share and
one warrant exercisable at $1.00).	No. Warrants
($12,155,000 / $0.80 = 15,193,750 Units)	15,193,750
See second closing on page below

	Fair Values
Variables	Initial	Re-measurement	Change in
	10/28/11	12/31/11	Fair Value

Fair Market Value on Date of Grant (S)	1.25	0.99
Exercise Price (K)	1.00	1.00
Expected Term (T) (5 year life)	5.00	4.83
Interest Rate ( r )	1.13%	0.83%
Dividend Rate (q)	0.00%	0.00%
Volatility (ó)	190.00%	190.00%
d1 (temp variable - Do Not Fill in)	2.19008584	2.09503351
d2 (temp variable - Do Not Fill in)	-2.05844332	-2.08064607
Black-Scholes - Fair Value Per Share	$1.21	$0.95	($0.26)

Fair value - First closing	18,437,444	14,496,354	(3,941,090)

	Added to 2nd	Added to 2nd	Added to 2nd
	closing below	closing below	closing below

Exhibit 1-B

As Seen On TV, Inc.
Warrant Fair Value Calculations
December 31, 2011
National Securities $12,500,000 Offering $1.00 Warrants

Description
	Second Closing November 18, 2011
Nat'l Securities raised a total of $12,500,00 in
two closings; $12,155,000 on 10/28/11 (see
above) $345,000 on 11/18/11. Each
"Unit" was $0.80 for one common share and
one warrant exercisable at $1.00).	No. Warrants
($345,000 / $0.80 = 431,250 Units)	431,250

	Fair Values
Variables	Initial	Re-measurement	Change in
	11/18/11	12/31/11	Fair Value

Fair Market Value on Date of Grant (S)	0.90	0.99
Exercise Price (K)	1.00	1.00
Expected Term (T) (5 year life)	5.00	4.83
Interest Rate ( r )	0.94%	0.83%
Dividend Rate (q)	0.00%	0.00%
Volatility (ó)	190.00%	190.00%
d1 (temp variable - Do Not Fill in)	2.11052794	2.09503351
d2 (temp variable - Do Not Fill in)	-2.13800122	-2.08064607
Black-Scholes - Fair Value Per Share	$0.87	$0.95	$0.09

Fair value - second closing	374,680	411,456	36,776

Summary of National Securities Offering
First Closing - October 28, 2011	18,437,444	14,496,354	(3,941,090)
Second Closing - November 18, 2011	374,680	411,456	36,776

Totals	18,812,123	14,907,810	(3,904,314)
			To Summary Schedule

Exhibit 1-C

As Seen On TV, Inc.
Warrant Fair Value Calculations
December 31, 2011
Placement Agent $1.00 Warrants

Description
	First Closing October 28, 2011
National Securities Corp. served as the
Company's Placement Agent for the Nat'l
Securities Unit Offering receiving 10% warrant
coverage on all securities issued (common
stock and warrants).	No. Warrants
($12,155,000 / $0.80 *10% = 1,519,375)	1,519,375
See second closing on page below

	Fair Values
Variables	Initial	Re-measurement	Change in
	10/28/11	12/31/11	Fair Value

Fair Market Value on Date of Grant (S)	1.25	0.99
Exercise Price (K)	1.00	1.00
Expected Term (T) (5 year life)	5.00	4.83
Interest Rate ( r )	1.13%	0.83%
Dividend Rate (q)	0.00%	0.00%
Volatility (ó)	190.00%	190.00%
d1 (temp variable - Do Not Fill in)	2.19008584	2.09503351
d2 (temp variable - Do Not Fill in)	-2.05844332	-2.08064607
Black-Scholes - Fair Value Per Share	$1.21	$0.95	($0.26)

Fair value - First closing	1,843,744	1,449,635	(394,109)

	Added to 2nd	Added to 2nd	Added to 2nd
	closing below	closing below	closing below

Note: Exercise price to Placement Agent on warrants issued was $1.00 per share and on common shares issued was $0.80 per share.

Exhibit 1-C

As Seen On TV, Inc.
Warrant Fair Value Calculations
December 31, 2011
Placement Agent $1.00 Warrants

Description
	Second Closing November 18, 2011
National Securities Corp. served as the
Company's Placement Agent for the Nat'l
Securities Unit Offering receiving 10% warrant
coverage on all securities issued (common
stock and warrants).	No. Warrants
($345,000 / $0.80 *10% = 43,125)	43,125

	Fair Values
Variables	Initial	Re-measurement	Change in
	11/18/11	12/31/11	Fair Value

Fair Market Value on Date of Grant (S)	0.90	0.99
Exercise Price (K)	1.00	1.00
Expected Term (T) (5 year life)	5.00	4.83
Interest Rate ( r )	0.94%	0.83%
Dividend Rate (q)	0.00%	0.00%
Volatility (ó)	190.00%	190.00%
d1 (temp variable - Do Not Fill in)	2.11052794	2.09503351
d2 (temp variable - Do Not Fill in)	-2.13800122	-2.08064607
Black-Scholes - Fair Value Per Share	$0.87	$0.95	$0.09

Fair value - First closing	37,468	41,146	3,678

Summary of National Securities Offering
First Closing - October 28, 2011	1,843,744	1,449,635	(394,109)
Second Closing - November 18, 2011	37,468	41,146	3,678

Totals	1,881,212	1,490,781	(390,431)
			To Summary Schedule
Note: Exercise price to Placement Agent on warrants issued was $1.00 per share and on common shares shares issued was $0.80 per share.

Exhibit 1-D

As Seen On TV, Inc.
Warrant Fair Value Calculations
December 31, 2011
Placement Agent $0.80 Warrants

Description
	First Closing October 28, 2011
National Securities Corp. served as the
Company's Placement Agent for the Nat'l
Securities Unit Offering receiving 10% warrant
coverage on all securities issued (common
stock and warrants).	No. Warrants
($12,155,000 / $0.80 *10% = 1,519,375)	1,519,375
See second closing on page below

	Fair Values
Variables	Initial	Re-measurement	Change in
	10/28/11	12/31/11	Fair Value

Fair Market Value on Date of Grant (S)	1.25	0.99
Exercise Price (K)	0.80	0.80
Expected Term (T) (5 year life)	5.00	4.83
Interest Rate ( r )	1.13%	0.83%
Dividend Rate (q)	0.00%	0.00%
Volatility (ó)	190.00%	190.00%
d1 (temp variable - Do Not Fill in)	2.24260838	2.14847237
d2 (temp variable - Do Not Fill in)	-2.00592077	-2.02720722
Black-Scholes - Fair Value Per Share	$1.22	$0.96	($0.26)

Fair value	1,849,784	1,455,461	(394,323)

	Added to 2nd	Added to 2nd	Added to 2nd
	closing below	closing below	closing below

Note: Exercise price to Placement Agent on warrants issued was $1.00 per share and on common shares shares issued was $0.80 per share.

Exhibit 1-D

As Seen On TV, Inc.
Warrant Fair Value Calculations
December 31, 2011
Placement Agent $0.80 Warrants

Description
	Second Closing November 18, 2011
National Securities Corp. served as the
Company's Placement Agent for the Nat'l
Securities Unit Offering receiving 10% warrant
coverage on all securities issued (common
stock and warrants).	No. Warrants
($345,000 / $0.80 *10% = 43,125)	43,125

	Fair Values
Variables	Initial	Re-measurement	Change in
	11/18/11	12/31/11	Fair Value

Fair Market Value on Date of Grant (S)	0.90	0.99
Exercise Price (K)	0.80	0.80
Expected Term (T) (5 year life)	5.00	4.83
Interest Rate ( r )	0.94%	0.83%
Dividend Rate (q)	0.00%	0.00%
Volatility (ó)	190.00%	190.00%
d1 (temp variable - Do Not Fill in)	2.16305048	2.14847237
d2 (temp variable - Do Not Fill in)	-2.08547868	-2.02720722
Black-Scholes - Fair Value Per Share	$0.87	$0.96	$0.09

Fair value	37,611	41,311	3,700

Summary of National Securities Offering
First Closing - October 28, 2011	1,849,784	1,455,461	(394,323)
Second Closing - November 18, 2011	37,611	41,311	3,700

Totals	1,887,394	1,496,772	(390,622)
			To Summary Schedule
Note: Exercise price to Placement Agent on warrants issued was $1.00 per share and on common shares issued was $0.80 per share.